 ==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
              FOR THE TRANSITION PERIOD FROM ________ TO ________

                         Commission file number 1-12534

                    NEWFIELD EXPLORATION COMPANY 401(K) PLAN

     (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                          NEWFIELD EXPLORATION COMPANY
                        363 NORTH SAM HOUSTON PKWY EAST
                                   SUITE 2020
                              HOUSTON, TEXAS 77060
                                 (281) 847-6000

       (Name of issuer of the securities held pursuant to the Plan of the address of its principal executive office)

 ==============================================================================

                          NEWFIELD EXPLORATION COMPANY
                                  401(k) PLAN
                       INDEX TO FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULE
                               DECEMBER 31, 2001

                                                                           Page
                                                                           ----
Financial Statements:
Report of Independent Accountants......................................      1
Statements of Net Assets Available for Benefits as of December 31, 2001
and 2000...............................................................      2
Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2001 and 2000.................................      3
Notes to Financial Statements..........................................    4-8
Supplemental Schedule*:
   Schedule I - Schedule of Assets (Held at End of Year) ..............      9

----------
* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Newfield Exploration Company 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10, effective January 23, 2001, the Plan sponsor acquired Lariat Petroleum, Inc.


/s/ PRICEWATERHOUSECOOPERS LLP
Hartford, Connecticut
June 13, 2002

                          NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                 -----------------------------
                                                     2001             2000
                                                 ------------     ------------
ASSETS
Investments, at fair value                       $ 11,090,170     $ 10,006,051

                                                 ------------     ------------
Net assets available for benefits                $ 11,090,170     $ 10,006,051
                                                 ============     ============


   The accompanying notes are an integral part of these financial statements.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                         Year Ended
                                                                        December 31,
                                                           --------------------------------------
                                                               2001                      2000
                                                           -------------            -------------
Additions to net assets attributed to:
   Investment income:
      Interest                                             $     61,624             $     78,602
      Net depreciation in fair value of investments          (1,763,972)                (670,511)
                                                           -------------            -------------
                                                             (1,702,348)                (591,909)
                                                           -------------            -------------
   Contributions:
      Employer                                                1,240,597                  715,276
      Employee                                                1,989,936                  888,711
                                                           -------------            -------------
                                                              3,230,533                1,603,987
                                                          -------------             -------------
Total additions                                               1,528,185                1,012,078

Deductions from net assets attributed to:
   Benefit payments                                             439,889                1,940,817
   Administrative charge                                          2,042                    1,043
   Participant loans terminated
       due to withdrawal of participant                           2,135                    4,072
                                                           -------------            -------------
Total deductions                                                444,066                1,945,932
                                                           -------------            -------------
Net increase(decrease)                                        1,084,119                 (933,854)
Net assets available for benefits at beginning of year       10,006,051               10,939,905
                                                           -------------            -------------
Net assets available for benefits at end of year           $ 11,090,170             $ 10,006,051
                                                           =============            =============


The accompanying notes are an integral part of these financial statements.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Newfield Exploration Company 401(k) Plan (the "Plan") contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operations of the Plan and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General

The Plan is a defined contribution plan established effective January 1, 1989 and most recently amended November 29, 2001. The Plan is subject to the provisions of ERISA.

    Eligible Employees

All employees of Newfield Exploration Company (the "Company") and certain of its affiliates, other than certain employees covered by collective bargaining agreements and nonresident aliens, are eligible to participate in the Plan.

    Contributions

Effective January 29, 2001, participants may contribute an amount equal to not less than one percent nor more than 15 percent of their compensation for the contribution period. Prior to January 29, 2001, participants could contribute an amount equal to not less than one percent nor more than 17 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a fixed income general account, various pooled separate accounts and Company stock as investment options for participants. Employee contributions are recorded in semi-monthly contribution periods during which the Company makes payroll deductions from the participant's earnings.

The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant during a contribution period, up to a maximum of eight percent of the participant's compensation for such contribution period. Matching Company contributions are recorded in the same contribution period as employee contributions.

    Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, and Plan earnings. Earnings are allocated by investment fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The amounts credited to a participant's accounts and the vested interest in those accounts determines the amount of a participant's benefit under the Plan.

    Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service, and 100 percent vested after five years of service (active participants also become 100 percent vested at normal retirement age). In addition, if an active participant dies or becomes disabled prior to attaining the Plan's normal retirement age, the participant's matching contribution account becomes 100 percent vested.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

    Benefit Payments

On termination of service, a participant is entitled to receive the vested portion of their account. A participant may elect to receive such vested portion in the form of a lump-sum payment, an annuity, or installment payments. A participant may also elect to receive distributions in the form of Company stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

    Participant Loans

A participant may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans and repayment of loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant's accounts and bears interest at a rate commensurate with market rates for similar loans, as defined (5.50 percent to 5.80 percent and 5.80 percent for the years ended December 31, 2001 and 2000, respectively).

    Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2001 are invested in the CIGNA Guaranteed Short-Term Account (formerly "CIGNA Charter Guaranteed Short-Term Account"), which is stated at fair value.

2.  Summary of Accounting Policies

    Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain reclassifications have been made to the 2000 amounts to conform with current year presentation.


    Investment Valuation

Investments in the fixed income general account are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant loans are stated at fair value. The Company stock is valued at its quoted market price.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

3.  Investments

Investments that represent five percent or more of the Plan's net assets are separately identified below.

                                                                           December 31,
                                                                   -------------------------
                                                                       2001        2000
                                                                   ------------ ------------
    CIGNA Guaranteed Income Fund 1                                 $ 1,565,338  $ 1,268,156
        interest rates, 5.20 percent; 5.50 percent
    CIGNA Credit Suisse Capital Appreciation Account 2               1,458,878    1,573,218
        units, 32,799; 26,539
    CIGNA Fidelity Contrafund Fund                                     740,642      591,340
        units, 9,411; 6,523
    CIGNA Fidelity Growth & Income Fund                                807,273      643,455
          units, 14,188; 10,180
    CIGNA Janus Fund                                                   570,783      537,138
        units, 13,597; 9,399
    CIGNA Janus Worldwide Fund                                         961,014    1,065,572
        units, 17,341;  14,740
    Newfield Exploration Company Common Stock                        1,179,620      980,998
        shares, 33,219; 20,679

----------
    1 formerly "CIGNA Charter Guaranteed Income Fund"
    2 formerly "CIGNA Warburg Pincus Advisor Capital Appreciation Fund"


    Investment Performance

During the year ended December 31, 2001 and 2000, the Plan's investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

                                                                           Years Ended
                                                                           December 31,
                                                                  ------------------------------
                                                                      2001             2000
                                                                  -------------    -------------
    General Account:
        CIGNA Guaranteed Income Fund                               $    55,248     $   70,623

    Pooled Separate Accounts:
        CIGNA Actively Managed (Core) Bond Fund 3                       19,211         20,910
        CIGNA American Century Ultra Fund - Advisor Shares             (68,268)      (114,877)
        CIGNA Credit Suisse Capital Appreciation Account              (430,720)       (99,387)
        CIGNA Credit Suisse Capital International Equity Account 4     (69,537)      (158,329)
        CIGNA Credit Suisse Emerging Growth Account 5                 (124,719)       (65,949)
        CIGNA Dreyfus Founders Growth Fund                             (30,449)       (40,440)
        CIGNA Fidelity Advisor Equity Growth Fund                      (77,226)       (48,775)
        CIGNA Fidelity Advisor Growth Opportunities Fund               (33,970)       (46,860)
        CIGNA Fidelity Contrafund Fund                                 (76,414)       (41,961)
        CIGNA Fidelity Equity Income II Fund                           (21,135)        10,590
        CIGNA Fidelity Growth & Income Fund                            (65,343)       (30,338)
        CIGNA Fidelity Magellan Fund                                   (44,896)       (28,660)
        CIGNA Janus Fund                                              (159,800)       (92,456)
        CIGNA Janus Worldwide Fund                                    (246,569)      (233,211)
        CIGNA PBHG Growth Fund                                        (105,958)      (157,370)
        CIGNA State Street Global Advisors
                  Intermediate Bond Fund                                   631            851
        CIGNA S&P 500(R)Index Fund 6                                   (10,489)        (8,861)
        CIGNA TimesSquare Corporate Bond Fund 7                          2,148            913
        CIGNA TimesSquare High Yield Bond Fund 8                          (760)        (7,456)
                                                                   ------------  -------------
                                                                    (1,544,263)    (1,141,666)
    Newfield Exploration Company Common Stock                         (219,709)       471,155
    Participant Loans                                                    6,376          7,979
                                                                   ------------  -------------
        Net decrease                                               $(1,702,348)  $   (591,909)
                                                                   ============  =============

-----------
3 formerly "CIGNA Actively Managed Core Fixed Income Fund"
4 formerly "CIGNA Warburg Pincus Advisor International Equity Fund" 5 formerly "CIGNA Warburg Pincus Advisor Emerging Growth Fund"
6 formerly "CIGNA Charter Large Company Stock Index Fund"
7 formerly "CIGNA Charter Corporate Bond Fund"
8 formerly "CIGNA Charter High Yield Bond Fund"

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4.  Investment Contract with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the interest rates specified in the contract, which ranged from 5.50 percent to 5.20 percent and was 5.50 percent for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.  Related-Party Transactions

Plan assets are invested in funds managed by CG Life, a wholly owned subsidiary of CIGNA Corporation. CG Life is the Plan's trustee and, as such, transactions with CG Life and its affiliates qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of common stock of the Company. Because the Company is the sponsor of the Plan, the Company and its affiliates qualify as parties-in-interest.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Plan's assets will be distributed as soon as administratively feasible in accordance with the terms of the Plan agreement.

7.  Tax Status

The Plan is a prototype plan designed to be qualified pursuant to section 401(a) of the Internal Revenue Code ("IRC"). Accordingly, the Company believes that the net investment income of the trust established to hold the Plan's assets is exempt from federal income tax pursuant to IRC section 501(a) and, to the extent there is no unrelated business taxable income, pursuant to IRC section 511. The Plan received a favorable determination letter dated April 28, 1998, from the Internal Revenue Service. The Company believes that the Plan is qualified, is operating as designed, and has no unrelated business taxable income; thus, no provision for federal income taxes is included in the Plan's financial statements.

8.  Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

9.  Forfeitures

Forfeitures result from Company contributions that remain in the Plan following the termination of employment of participants who had less than 100 percent vested interests in their matching contribution accounts. The forfeiture reserve of $81,609 and $82,125 at December 31, 2001 and 2000, respectively, is available to offset contributions or pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan document. In 2001 and 2000, Company cash contributions were offset by $17,726 and $0 from forfeited non-vested accounts.

10. Acquisition

Effective January 23, 2001, the Company acquired Lariat Petroleum, Inc. As a result of the acquisition, employees of Lariat Petroleum, Inc. became eligible to participate in the Plan subject to the provisions of the Plan agreement.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN

SCHEDULE H (Line 4i) FORM 5500 - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

Supplemental Schedule - Schedule I

                                                       (c)
                      (b)                Description of investment including                  (e)
         Identity of issuer, borrower,     maturity date, rate of interest,      (d)        Current
   (a)     lessor, or similar party       collateral, par or maturity value      Cost        value
   ---   -----------------------------   ------------------------------------   ------   ------------
    *    Connecticut General Life        CIGNA Guaranteed Income Fund            N/A**   $  1,565,338
         Insurance Company

    *    Connecticut General Life        CIGNA Actively Managed (Core)           N/A**        322,755
         Insurance Company               Bond Fund

    *    Connecticut General Life        CIGNA American Century Ultra Fund -     N/A**        441,319
         Insurance Company               Advisor Shares

    *    Connecticut General Life        CIGNA Credit Suisse Capital             N/A**      1,458,878
         Insurance Company               Appreciation Account

    *    Connecticut General Life        CIGNA Credit Suisse Capital             N/A**        279,145
         Insurance Company               International Equity Account

    *    Connecticut General Life        CIGNA Credit Suisse Emerging            N/A**        439,182
         Insurance Company               Growth Account

    *    Connecticut General Life        CIGNA Dreyfus Founders Growth Fund      N/A**        146,466
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Advisor Equity           N/A**        452,650
         Insurance Company               Growth Fund

    *    Connecticut General Life        CIGNA Fidelity Advisor Growth           N/A**        215,940
         Insurance Company               Opportunities Fund

    *    Connecticut General Life        CIGNA Fidelity Contrafund Fund          N/A**        740,642
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Equity Income II Fund    N/A**        297,529
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Growth & Income          N/A**        807,273
         Insurance Company               Fund

    *    Connecticut General Life        CIGNA Fidelity Magellan Fund            N/A**        405,695
         Insurance Company

    *    Connecticut General Life        CIGNA Janus Fund                        N/A**        570,783
         Insurance Company

    *    Connecticut General Life        CIGNA Janus Worldwide Fund              N/A**        961,014
         Insurance Company

    *    Connecticut General Life        CIGNA PBHG Growth Fund                  N/A**        250,223
         Insurance Company

    *    Connecticut General Life        CIGNA State Street Global Advisors      N/A**         62,428
         Insurance Company               Intermediate Bond Fund

    *    Connecticut General Life        CIGNA S&P 500(R)Index Fund              N/A**        178,778
         Insurance Company

    *    Connecticut General Life        CIGNA TimesSquare Corporate             N/A**         39,544
         Insurance Company               Bond Fund

    *    Connecticut General Life        CIGNA TimesSquare High Yield            N/A**         74,981
         Insurance Company               Bond Fund

    *    National Financial              Newfield Exploration Company            N/A**      1,179,620
         Services Corporation            Common Stock

    *    Plan Participants               Participant Loans                       N/A**        136,007

    *    Connecticut General Life        Cash Equivalents (CIGNA Guaranteed      N/A**         63,980
         Insurance Company               Short-Term Account)

                                                                                         -------------
         Total                                                                           $ 11,090,170
                                                                                         =============

------------
* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                                        NEWFIELD EXPLORATION COMPANY
                                        401(k) PLAN

Date: June 27, 2002                            By:  /s/ MONA LEIGH BROUSSARD
                                                    ------------------------
                                                    Mona Leigh Broussard
                                                    Plan Administrator

                              INDEX TO EXHIBITS

 EXHIBIT
 NUMBER            DESCRIPTION
--------           -----------
* 23.1         --  Consent of PricewaterhouseCoopers LLP

----------
*      Filed herewith.